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                              December 8, 2022

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co. Ltd.
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co. Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
November 9, 2022
                                                            File No. 001-39559

       Dear Biao Wei:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response Dated November 9, 2022

       Item 3. Key Information, page 5

   1. We note your response to comment 3. Please provide your proposed revised disclosure for the entirety of the
"Item 3. Key Information" section and any other material discussion of the VIEs throughout
your annual report.
   2. We note your response to comment 8, particularly the following proposed sentence:
                                                        "[s]uch conditions
include that (i) we control the VIEs through power to govern the activities which most
significantly impact the VIEs    economic performance, (ii) we are
                                                        contractually obligated
to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we
are entitled to receive benefits from the VIEs that could potentially be significant to the
VIEs." Please revise this sentence to make clear that the references to control and benefits
are based on the conditions that you have satisfied for consolidation
 Biao Wei
Lixiang Education Holding Co. Ltd.
December 8, 2022
Page 2
      of the VIEs under U.S. GAAP. Additionally, please provide your proposed revised disclosure for the entirety of the "Item 3. Key Information" section and any other material discussion of the VIEs throughout your annual report.
3. We note your response to comment 5 and reissue in part. Please include a cross-reference to the condensed consolidating schedule and the consolidated financial statements.
4. We note your response to comment 6 and reissue it. Please include the disclosure found
      in "Item 4. Information on the Company     C. Organizational Structure
 Contractual
      Arrangements" in "Item 3. Key Information" in its entirety rather than a summary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,
FirstName LastNameBiao Wei
                                                           Division of
Corporation Finance
Comapany NameLixiang Education Holding Co. Ltd.
                                                           Office of Trade &
Services
December 8, 2022 Page 2
cc:       Biao Wei
FirstName LastName